SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September 2003
                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                         RYANAIR'S LARGEST SEAT SALE YET

                         - GBP100m SAVINGS FOR CONSUMERS

                    Ryanair Gives Away 2 Million Free Seats


Ryanair, Europe's No. 1 low fares airline, today (11th September) announced its biggest ever FREE SEAT SALE with 2 million free seats being given away on routes across Europe. All you pay are the taxes and charges.

There are FREE seats available every day on routes from the UK to Europe, bookable from midnight tonight, for travel between 23 September and 17 December. Check out the home page on www.ryanair.com for a full list of FREE* routes available. The offer ends midnight, Monday 15th of September.

Announcing the free seat bonanza today, Ryanair's Deputy Chief Executive, Michael Cawley said: "In the past month, Ryanair has opened 9 new routes across Europe, increased frequencies on 3 routes and reached a new monthly passenger record of 2.14m passengers in August: the highest it has ever carried in one month in its eighteen-year history.

"To celebrate with our passengers, we're giving away 2,000,000 FREE seats across our route network. Ryanair provides the greatest choice of European destinations
- 131 routes between 84 airports - so this is the perfect perfect opportunity for people to 'bum' their way for FREE across Europe on an Autumn break. Overall, this represents a saving of GBP100m to our passengers. Seats are available FREE* every day of the week.

"So, whether you want a short weekend break or a longer holiday, hurry to www.ryanair.com before midnight Monday, 15th September before the seats are snapped up."

ENDS   11th September 2003

For Further information:

John Rowley - Ryanair   Tel: 0 353 1 812 1228


Pauline McAlester - Murray Consultants   Tel: 00 353 1 4980300



Booking Details

        *Offer            FREE Seats - just pay taxes and charges

        Booking Period    Midnight Friday 12 September - midnight Monday 15
                          September

        Travel Period     23 September - 17 December

        Blackout          17 October - 02 November
        Period

        Applicable        Monday to Sunday
        Days

        Advance           7 days
        Purchase

        Book online at www.ryanair.com

**Route Listing on next page


2,000,000 FREE SEATS available on the following routes:

For a complete list of free seats, visit the homepage of www.ryanair.com


FREE SEATS AVAILABLE ON FOLLOWING LONDON-STANSTED ROUTES:

Austria: Klagenfurt

Belgium: Brussels-Charleroi, Ostend-Bruges

England: Blackpool

France : Biarritz, Brest, Clermont-Ferrand, Dinard , Limoges, Pau, Strasbourg, St. Etienne, Tours,

Germany: Hamburg-Lubeck, Karlsruhe-Baden, Niederrhein

Holland: Maastricht

Ireland: Cork, Shannon

Italy: Ancona, Bologna Forli, Milan-Bergamo, Turin, Venice Treviso, Verona
Brescia

Scotland: Glasgow-Prestwick


FREE SEATS ON GLASGOW-PRESTWICK ROUTES

England: London-Stansted

Sweden: Gothenburg, Stockholm (NYO)


FREE SEATS ON ROUTES TO DUBLIN

Free flights also available to Dublin from Cardiff, Teeside, Newcastle, Bristol, Blackpool, Leeds-Bradford, Aberdeen and Ediburgh






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 September 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director